Thompson & Knight LLP
ATTORNEYS AND COUNSELORS

1700 PACIFIC AVENUE • SUITE 3300
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(214) 969-1700
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www.tklaw.com
November 28, 2005

AUSTIN
DALLAS
FORT WORTH
HOUSTON
NEW YORK
—
ALGIERS
MACAÉ
MEXICO CITY
MONTERREY
PARIS
LONDON
RIO DE JANEIRO
VICTÓRIA

VIA EDGAR TRANSMISSION
AND FEDERAL EXPRESS
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Texas Industries, Inc.
Form S-4 filed September 30, 2005
File No. 333-128736
Dear Ms. Long:
     On behalf of Texas Industries, Inc. (“TXI”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”). In addition, we have the following response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated November 23, 2005 to Frederick G. Anderson. Our response is numbered to correspond to the number used to designate the Staff’s comment in your comment letter.

Pamela A. Long
Securities and Exchange Commission
November 28, 2005

Exhibit 5.1 — Thompson & Knight Legal Opinion
Comment No. 1:
We note your response to prior comment 2; however, we also noted that you added similar language in paragraph (b) on page 2. This language is not appropriate since you opine on the enforceability of the securities. Please delete.
     Response: The opinion has been modified to make the requested deletion.
     We are providing courtesy copies of this letter and Amendment No. 2 to Brigitte Lippman of the Staff.
     Please direct any questions or additional comments regarding Amendment No. 2 and this letter to Joe Dannenmaier at (214) 969-1393 or the undersigned at (214) 969-1374.
Very truly yours,
/s/ S. Talmadge Singer II
Courtesy Copies To:
Brigitte Lippmann
Securities and Exchange Commission

cc:	Frederick G. Anderson
Texas Industries, Inc.

Fred Miller
Ernst & Young LLP

Joe Dannenmaier
Thompson & Knight L.L.P.